Exhibit 99.1

<u>JOINT FILING AGREEMENT</u>

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G, including all amendments thereto. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 2nd day of February 2026.

ABX FINANCECO INC.

By: /s/ Michael McCarthy
       Name: Michael McCarthy
       Title: Director

BARRICK MINING CORPORATION

By: /s/ Joseph Heckendorn
       Name: Joseph Heckendorn
       Title: Senior Vice-President, Corproate
                 Secretary and Associate General
                 Counsel

By: /s/ Leo van Wyk
       Name: Leo van Wyk
       Title: Treasurer

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BARRICK GOLD EXPLORATION INC.

By: /s/ Michael McCarthy
       Name: Michael McCarthy
       Title: Director

BARRICK GOLD FINANCE LLC

By: /s/ Michael McCarthy
       Name: Michael McCarthy
       Title: Manager

BARRICK GOLD U.S. INC.

By: /s/ Michael McCarthy
      Name: Michael McCarthy
      Title: Director

BARRICK GOLDSTRIKE MINES LLC

By: /s/ Michael McCarthy
      Name: Michael McCarthy
      Title: Manager

BARRICK HOLDING CO.

By: /s/ Michael McCarthy
      Name: Michael McCarthy
      Title: Director

BARRICK NEVADA HOLDING LLC

By: /s/ Michael McCarthy
      Name: Michael McCarthy
      Title: Vice President

BARRICK TURQUOISE RIDGE INC.

By: /s/ Michael McCarthy
      Name: Michael McCarthy
      Title: Director

HOMESTAKE MINING COMPANY OF
CALIFORNIA

By: /s/ Michael McCarthy
      Name: Michael McCarthy
      Title: Director

NEVADA GOLD MINES LLC

By: /s/ Hilary Wilson
      Name: Hiliary Wilson
      Title: Secretary